

December 2015

Free Writing Prospectus
Registration Statement No. 333-202524
Dated December 17, 2015
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on a Basket of Two Exchange-Traded Funds due January 3, 2020

Buffered Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The Buffered PLUS are senior unsecured debt securities of HSBC USA Inc. ("HSBC"), offer the opportunity to earn a return based on the performance of an equally weighted basket (the "basket") consisting of the shares of the iShares® Russell 2000 ETF and the Financial Select Sector SPDR® Fund. Unlike ordinary debt securities, the Buffered PLUS will not pay interest and investors may lose up to 90% of the stated principal amount. At maturity, if the value of the basket has appreciated, investors will receive the stated principal amount of their investment plus a payment reflecting the leveraged upside performance of the basket. However, at maturity, if the value of the basket does not change or has depreciated, and (i) if the value of the basket is greater than or equal to the specified buffer value, investors will receive the stated principal amount of their investment, or (ii) if the value of the basket is less than the specified buffer value, the investor will lose 1% of principal for every 1% decrease in the basket by more than the buffer amount of 10% from the pricing date to the valuation date. The Buffered PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income in exchange for the leverage feature and the limited protection against loss but only if the basket performance factor is not less than 90%. **Investors may lose up to 90% of the stated principal amount of the Buffered PLUS. All payments on the Buffered PLUS are subject to the credit risk of HSBC.**

SUMMARY TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:*	January 3, 2020, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Reference asset:	An equally weighted basket consisting the shares of two exchange-traded funds (each, a "basket component"), as set forth in the table below.

Basket component	Bloomberg ticket symbol	Component weighting	Initial component price*
iShares® Russell 2000 ETF ("IWM")	IWM	1/2	
Financial Select Sector SPDR® Fund ("XLF")	XLF	1/2	

*The initial component price for each basket component will be its official closing price on the pricing date.

Aggregate principal amount:	$
Payment at maturity:	• If the final value is *greater than* the initial value: $10 + the leveraged upside payment • If the final value is less than or equal to the initial value, but greater than or equal to the buffer value: $10 • If the final value is *less than* the buffer value: $10 x (the basket performance factor + buffer amount) *This amount will be less than the stated principal amount of $10 and will result in a loss of up to 90%, and possibly all, of your investment. All payments on the Buffered PLUS are subject to the credit risk of HSBC.*
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Leverage factor:	105%
Basket percent increase:	(final value – initial value) / initial value
Basket performance factor:	final value / initial value
Initial value:	Set equal to 100 on the pricing date
Final value:	The closing value of the basket on the valuation date. See "Additional Information About the Buffered PLUS – Closing value" below.
Buffer value:	90% of the initial value
Buffer amount:	10%
Initial component price:	With respect to each basket component, its official closing price on the pricing date.
Final component price:	With respect to each basket component, its official closing price on the valuation date.
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS
Pricing date:*	On or about December 30, 2015
Original issue date:*	On or about January 5, 2016 (3 business days after the pricing date)
Valuation date:*	December 30, 2019, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Estimated initial value:	The estimated initial value of the Buffered PLUS will be less than the price you pay to purchase the Buffered PLUS. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market, if any, at any time. The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The estimated initial value of the Buffered PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any."
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See "Supplemental plan of distribution (conflicts of interest)".
CUSIP/ISIN:	40434K271/US40434K2713

Commissions and issue price:	Price to public	Fees and commissions[(1)]	Proceeds to issuer
Per Buffered PLUS	$10.00	$0.25[(1)] $0.05[(2)]	$9.70
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Buffered PLUS they sell. See "Supplemental plan of distribution (conflicts of interest)."

(2) Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Buffered PLUS.

**** The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the Buffered PLUS.***

The estimated initial value of the Buffered PLUS on the pricing date is expected to be between $9.35 and $9.70 per Buffered PLUS, which will be less than the price to public. The market value of the Buffered PLUS at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated initial value" above and "Risk Factors" beginning on page 4 of this document for additional information.

An investment in the Buffered PLUS involves certain risks. See "Risk Factors" beginning on page 4 of this free writing prospectus, page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved the Buffered PLUS, or determined that this free writing prospectus or the accompanying ETF Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related ETF Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.



Investment Overview

Buffered Performance Leveraged Upside Securities

Principal at Risk Securities

The Buffered PLUS Based on a Basket of Two Exchange-Traded Funds due January 3, 2020 (the "Buffered PLUS") can be used:

- As an alternative to direct exposure to the basket components that enhances returns for positive performance of the basket
- To enhance positive returns and potentially outperform the basket in a bullish scenario
- To achieve similar levels of upside exposure to the basket components as a direct investment, while using fewer dollars by taking advantage of the leverage factor
- To obtain a buffer against a specified value of negative performance in the basket. All payments on the Buffered PLUS are subject to the credit risk of HSBC

The Buffered PLUS are exposed on a 1:1 basis to the percentage decrease in the final value from the initial value beyond the buffer amount of 10%. Accordingly, 90% of your principal is at risk (e.g., a 25% depreciation in the value of the basket will result in the payment at maturity of $8.50 per Buffered PLUS).

Maturity:	Approximately 4 years
Leverage factor:	105%
Maximum payment at maturity:	Not applicable
Buffer amount:	10%
Minimum payment at maturity:	$1 per Buffered PLUS (10% of the stated principal amount), subject to the credit risk of HSBC. Investors may lose up to 90% of the stated principal amount of the Buffered PLUS.
Coupon:	None

Key Investment Rationale

The Buffered PLUS offer 105% leveraged upside on the positive performance of the basket. However, if the value of the basket has decreased below the buffer value as of the valuation date, investors will lose 1% of principal for every 1% that the basket performance factor is less than 90%. **Investors may lose up to 90% of the stated principal amount of the Buffered PLUS.**

All payments on the Buffered PLUS are subject to the credit risk of HSBC.

Leveraged Upside Performance	The Buffered PLUS offer investors an opportunity to capture enhanced returns for positive performance relative to a direct investment in the basket.
Buffer Feature	At maturity, even if the value of the basket has declined over the term of the Buffered PLUS, you will receive your stated principal amount, but only if the final value is greater than or equal to the buffer value.
Upside Scenario	The value of the basket increases, and we will pay for each Buffered PLUS at maturity the stated principal amount of $10 plus 105% of the basket percent increase.
Par Scenario	The value of the basket does not change or declines but the final value is greater than or equal to the buffer value, and we will pay for each Buffered PLUS at maturity the stated principal amount of $10.
Downside Scenario	The value of the basket declines and the final value is less than the buffer value, you will lose 1% of principal for every 1% decline in the value of the basket from the initial value beyond the buffer amount of 10%, subject to the minimum payment at maturity.



How the Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$10 per Buffered PLUS
Leverage factor:	105%
Maximum payment at maturity:	Not applicable
Buffer amount:	10%

Buffered PLUS Payoff Diagram


The Buffered PLUS
The Basket
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
Payment at Maturity on the Buffered PLUS
PLUS Zone
$10.00 Stated
Principal Amount
Buffer
Zone
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Percentage Change in the Value of the Basket

How it works

- Upside Scenario: If the final value is greater than the initial value, investors would receive the $10 stated principal amount plus 105% of the appreciation of the basket over the term of the Buffered PLUS.
  - For example, if the value of the basket appreciates 3%, investors would receive a 3.15% return, or $10.315 per Buffered PLUS.
- Par Scenario: If the final value is less than or equal to the initial value but is greater than or equal to the buffer value, investors would receive the stated principal amount of $10 per Buffered PLUS.
  - For example, if the value of the basket depreciates 5%, investors would receive the $10 stated principal amount.
- Downside Scenario: If the final value is less than the buffer value, investors would receive an amount that is less than the stated principal amount, and will lose 1% of principal for each 1% decrease in the value of the basket by more than the buffer amount of 10%.
  - For example, if the value of the basket depreciates 30%, investors would lose 20% of their principal and receive only $8 per Buffered PLUS at maturity, or 80% of the stated principal amount.

Risk Factors

We urge you to read the section "Risk Factors" on page S-1 in the accompanying prospectus supplement and on page S-1 of the ETF Underlying Supplement. Investing in the Buffered PLUS is not equivalent to investing directly in the basket components or in the securities held by the basket components. You should understand the risks of investing in the Buffered PLUS and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Buffered PLUS in light of your particular financial circumstances and the information set forth in this document and the accompanying ETF Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement, including the explanation of risks relating to the Buffered PLUS described in the following sections:

"— Risks Relating to All Note Issuances" in the prospectus supplement; and

"—General Risks Related to the Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

- **Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 10% of your principal.** The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest, and will provide for a minimum return of only 10% of the principal amount at maturity. If the basket performance factor is less than 90%, you will lose 1% of principal for each 1% decrease in the value of the basket by more than the buffer amount of 10%, subject to the credit risk of HSBC. **You may lose up to 90% of the stated principal amount of the Buffered PLUS.**

- **Credit risk of HSBC USA Inc.** The Buffered PLUS are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Buffered PLUS will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Buffered PLUS depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Buffered PLUS and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Buffered PLUS.

- **Changes in the prices of the basket components may offset each other.** Movements in the prices of the basket components may not correlate with each other. At a time when the price of one basket component increases, the price of the other basket component may not increase as much or may even decrease. Therefore, in calculating the final value of the basket and the payment at maturity, increases in the price of one basket component may be moderated, or more than offset, by lesser increase or decrease in the price of the other basket component.

- **The market price will be influenced by many unpredictable factors.** Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which HSBC Securities (USA) Inc. may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the trading price, volatility and dividend yield, as applicable, of each basket component and the securities held by the basket components, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads. The prices of the basket components may be, and have recently been, volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Buffered PLUS if you try to sell your Buffered PLUS prior to maturity.

- **Investing in the Buffered PLUS is not equivalent to investing in the basket components.** Investing in the Buffered PLUS is not equivalent to investing in the basket components or the securities held by the basket components. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the basket components or the securities held by the basket components.

- **The estimated initial value of the Buffered PLUS, which will be determined by us on the pricing date, will be less than the price to public and may differ from the market value of the Buffered PLUS in the secondary market, if any.** The estimated initial value of the Buffered PLUS will be calculated by us on the pricing date and will be less than the price to public. The estimated initial value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Buffered PLUS. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the Buffered PLUS may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Buffered PLUS to be more favorable to you. We will determine the value of the embedded derivatives in the Buffered PLUS by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Buffered PLUS that are different from our estimated initial value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The estimated initial value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Buffered PLUS in the secondary market (if any exists) at any time.

- **The price of your Buffered PLUS in the secondary market, if any, immediately after the pricing date will be less than the price to public.** The price to public takes into account certain costs. These costs will include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Buffered PLUS and the costs associated with structuring and hedging our obligations under the Buffered PLUS. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Buffered PLUS in the secondary market, if any, the price you would receive for your Buffered PLUS may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Buffered PLUS in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the basket and changes in market conditions, and cannot be predicted with accuracy. The Buffered PLUS are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Buffered PLUS to maturity. Any sale of the Buffered PLUS prior to maturity could result in a loss to you.

- **If HSBC Securities (USA) Inc. were to repurchase your Buffered PLUS immediately after the original issue date, the price you receive may be higher than the estimated initial value of the Buffered PLUS.** Assuming that all relevant factors remain constant after the original issue date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Buffered PLUS in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the estimated initial value on the pricing date for a temporary period expected to be approximately 10 months after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Buffered PLUS and other costs in connection with the Buffered PLUS that we will no longer expect to incur over the term of the Buffered PLUS. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Buffered PLUS and any agreement we may have with the distributors of the Buffered PLUS. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Buffered PLUS based on changes in market conditions and other factors that cannot be predicted.

- **The Buffered PLUS will not be listed on any securities exchange and secondary trading may be limited.** The Buffered PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the Buffered PLUS. HSBC Securities (USA) Inc. may, but is not obligated to, make a market in the Buffered PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to transact. If, at any time, HSBC Securities (USA) Inc. were to cease making a market in the Buffered PLUS, it is likely that there would be no secondary market for the Buffered PLUS. Accordingly, you should be willing to hold your Buffered PLUS to maturity.

- **The amount payable on the Buffered PLUS is not linked to the value of the basket at any time other than the valuation date.** The final value will be based on the closing value of the basket on the valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the basket appreciates prior to the valuation date but then decreases by the valuation date, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the basket prior to that decrease. Although the actual value of the basket on the stated maturity date or at other times during the term of the

Buffered PLUS may be higher than the final value, the payment at maturity will be based solely on the closing value of the basket on the valuation date.

- **Adjustments to the basket components or the underlying indices could adversely affect the value of the Buffered PLUS.** The sponsors of the basket components and the publishers of the underlying indices may add, delete or substitute the stocks constituting the basket components or the underlying indices, or make other methodological changes. Further, the publishers may discontinue or suspend calculation or publication of the underlying indices at any time. Any such actions could affect the value of and the return on the Buffered PLUS.

- **The performance and market value of a basket component during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of that basket component.** During periods of market volatility, securities underlying a basket component may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that basket component and the liquidity of that basket component may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a basket component. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a basket component. As a result, under these circumstances, the market value of shares of a basket component may vary substantially from the net asset value per share of that basket component. For all of the foregoing reasons, the performance of a basket component may not correlate with the performance of its underlying index as well as the net asset value per share of that basket component, which could materially and adversely affect the value of the Buffered PLUS in the secondary market and/or reduce your payment at maturity.

- **Small-capitalization companies risk.** The IWM tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the market price of the IWM may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the applicable fund to track them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and fewer competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

- **Concentration of investment in a particular sector.** The equity securities held by the XLF are issued by companies that are in the following industries: diversified financial services; insurance; commercial banks; capital markets; REITs; consumer finance; thrifts and mortgage finance and real estate management and development. Consequently, the value of the Buffered PLUS may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting such industries than an investment linked to a more broadly diversified group of issuers. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for financial products and services in general.

- **Risks associated with the financial sector.** The XLF invests in financial services companies, which are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Recent events in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition.

Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include REITs).

- **The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the Buffered PLUS.** As calculation agent, HSBC or one of its affiliates will determine the initial component prices and the final component prices, and will determine the final value and the amount of cash, if any, you will receive at maturity. Determinations made by HSBC or one of its affiliates in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the anti-dilution and reorganization adjustments to any basket component, may adversely affect the payout to you at maturity. Although the calculation agent will make all determinations and take all action in relation to the Buffered PLUS in good faith, it should be noted that such discretion could have an impact (positive or negative) on the return on your Buffered PLUS. The calculation agent is under no obligation to consider your interests as a holder of the Buffered PLUS in taking any actions, including the determination of the initial component prices, that might affect the value of your Buffered PLUS.

- **Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered PLUS.** One or more of our affiliates and/or third party dealers expect to carry out hedging activities related to the Buffered PLUS (and possibly to other instruments linked to the basket components or their component stocks), including trading in shares of the basket components or their component stocks as well as in other instruments related to the basket components. As a result, these entities may be unwinding or adjusting hedge positions during the term of the Buffered PLUS, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the valuation date approaches. Some of our affiliates also trade shares of the basket components or their component stocks and other financial instruments related to the basket or the basket components on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could potentially increase the initial component price of one or both of the basket components, and therefore, could increase the value at which the applicable basket components must appreciate so that an investor does not suffer a loss of principal. Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could adversely affect the value of the basket on the valuation date and, accordingly, the amount of cash, if any, an investor will receive at maturity.

- **The Buffered PLUS are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.** The Buffered PLUS are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Buffered PLUS is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Buffered PLUS.

- **The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.** For a discussion of certain of the U.S. federal income tax consequences of your investment in a Buffered PLUS, please see the discussion under "Tax considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Information About the Basket

The following graph illustrates the hypothetical daily historical performance of the basket from January 1, 2008 through December 15, 2015 based on information from the Bloomberg Professional® service, if the value of the basket were set to equal 100 on January 1, 2008. The hypothetical historical performance reflects the performance the basket would have exhibited based on the actual historical performance of the basket components. Neither the hypothetical historical performance of the basket nor the actual historical performance of the basket components should be taken as indications of future performance.

We cannot give you assurance that the performance of the basket will result in the return of your initial investment. All payments on the Buffered PLUS are subject to the credit risk of HSBC.


140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15

Information About the Basket Components

The iShares® Russell 2000 ETF

General

HSBC has derived all information relating to the IWM, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of, and is subject to change by its sponsor. We have not independently verified the accuracy or completeness of the information derived from these public sources.

Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC website at http://www.sec.gov. For additional information regarding iShares®, BlackRock Fund Advisors ("BFA"), the IWM, please see the Prospectus, dated August 1, 2015. You can obtain the price of the IWM at any time from the Bloomberg Financial Markets page "IWM UP <Equity> <GO>" or from the iShares website. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective and Strategy

The IWM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the small capitalization sector of the U.S. equity market as measured by the Russell 2000® Index (the "RTY"). The RTY was developed by Russell as an equity benchmark representing the approximately 2,000 smallest companies in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market.

The IWM uses a representative sampling strategy (as described below under "Representative Sampling") to attempt to track the RTY. The IWM will generally invest at least 90% of its assets in the securities of the RTY and ADRs or other depositary receipts based on securities of the RTY. The IWM may invest its other assets in futures contracts, other types of options and swaps related to the RTY, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

Representative Sampling

The IWM pursues a "representative sampling" strategy in attempting to track the performance of the RTY, and generally does not hold all of the equity securities included in the RTY. The IWM invests in a representative sample of securities in the RTY, which BFA believes to have a similar investment profile as the RTY. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the RTY. The top 5 industry groups by market capitalization of the IWM as of September 30, 2015 were: Financials, Information Technology, Health Care, Consumer Discretionary and Industrials.

Correlation

The RTY is a theoretical financial calculation, while the IWM is an actual investment portfolio. The performance of the IWM and the RTY will vary somewhat due to transaction costs, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between a Fund's portfolio and the RTY resulting from legal restrictions (such as diversification requirements that apply to the Fund but not to the RTY) or representative sampling. BFA expects that, over time, the correlation between a Fund's performance and that of the RTY, before fees and expenses, will be 95% or better. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The IWM, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The IWM will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries only to approximately the same extent that the RTY is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.



The Underlying Index

The RTY is an index calculated, published, and disseminated by Russell Investments ("Russell"), and measures the composite price performance of stocks of 2,000 companies determined by Russell to be part of the U.S. equity market. All 2,000 stocks are traded on a major U.S. exchange, and form a part of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization.

The RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market.

Companies must be classified as U.S. companies under Russell's country-assignment methodology in order to be included in the Russell U.S. indices. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), the company is assigned to the equity market of its country of incorporation. If any of the three do not match, Russell then defines three Home Country Indicators ("HCI"): country of incorporation, country of headquarters, and country of the most liquid exchange as defined by two-year average daily dollar trading volume from all exchanges within a country. Using the HCIs, Russell cross-compares the primary location of the company's assets with the three HCIs. If the primary location of the company's assets matches any of the HCIs, then the company is assigned to its primary asset location. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. If conclusive country details cannot be derived from assets or revenue, Russell assigns the company to the country where its headquarters are located unless the country is a Benefit Driven Incorporation (BDI) country; in which case, the company will be assigned to the country of its most liquid stock exchange. Russell lists the following countries as BDIs: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, and trust receipts are not eligible for inclusion in the Russell U.S. Indices. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion.

In general, only one class of securities of a company is allowed in the RTY, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on the last trading day in May of each year to be eligible for inclusion in the RTY during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY.

Annual reconstitution is the process by which the RTY is completely rebuilt. Reconstitution is a vital part of the creation of a benchmark which accurately represents a particular market segment. Companies may get bigger or smaller over time, or change in style characteristics. Reconstitution ensures that the correct companies are represented in the RTY.

The primary criterion used to determine the initial list of securities eligible for the Russell U.S. indices is total market capitalization, which is determined by multiplying total outstanding shares by the market price as of the last trading day in May for those securities being considered at annual reconstitution. IPO eligibility is determined each quarter. On the last trading day of May of each year, all eligible securities are ranked by their total market capitalization. Reconstitution occurs on the last Friday in June. However, at times this date precedes a long U.S. holiday weekend, when liquidity is low. In order to ensure proper liquidity in the markets, when the last Friday in June is the 29th or 30th, reconstitution will occur on the preceding Friday. Real-time dissemination of the RTY began on December 31, 1986.



Capitalization Adjustments

After membership is determined, a security's shares are adjusted to include only those shares available to the public, which is often referred to as "free float." The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell U.S. Indices by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Historical Information

Information as of market close on December 15, 2015:

Bloomberg Ticker Symbol:	IWM	**52 Week High (on 6/23/2015):**	$129.01
Current Share Price:	$112.71	**52 Week Low (on 9/29/2015):**	$107.53
52 Weeks Ago:	$114.65		

The following graph sets forth the historical performance of the IWM based on the daily historical official closing prices from January 2, 2008 through December 15, 2015. The official closing price for the IWM on December 15, 2015 was $112.71. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the IWM should not be taken as an indication of future performance, and no assurance can be given as to the price of the IWM on the valuation date.



Historical Performance of the iShares® Russell 2000 ETF – Daily Official Closing Prices
January 2, 2008 to December 15, 2015



140
120
100
80
60
40
20
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15



Buffered PLUS Based on a Basket of Two Exchange-Traded Funds due January 3, 2020

Buffered Performance Leveraged Upside Securities[SM]
Principal at Risk Securities

The following table sets forth the quarterly high, low, and closing prices of the IWM for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the IWM should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$75.92	$64.30	$68.51
4/1/2008	6/30/2008	$76.17	$68.47	$69.03
7/1/2008	9/30/2008	$75.20	$65.50	$68.39
10/1/2008	12/31/2008	$68.39	$38.58	$49.27
1/2/2009	3/31/2009	$51.27	$34.36	$41.94
4/1/2009	6/30/2009	$53.19	$41.94	$50.96
7/1/2009	9/30/2009	$62.02	$47.87	$60.23
10/1/2009	12/31/2009	$63.36	$56.22	$62.26
1/4/2010	3/31/2010	$69.25	$58.68	$67.81
4/1/2010	6/30/2010	$74.14	$61.08	$61.08
7/1/2010	9/30/2010	$67.67	$59.04	$67.47
10/1/2010	12/31/2010	$79.22	$66.94	$78.23
1/3/2011	3/31/2011	$84.17	$77.18	$84.17
4/1/2011	6/30/2011	$86.37	$77.77	$82.80
7/1/2011	9/30/2011	$85.65	$64.25	$64.25
10/3/2011	12/30/2011	$76.45	$60.97	$73.69
1/3/2012	3/30/2012	$84.41	$73.69	$82.85
4/2/2012	6/29/2012	$83.79	$73.64	$79.65
7/2/2012	9/28/2012	$86.40	$76.68	$83.46
10/1/2012	12/31/2012	$84.69	$76.88	$84.29
1/2/2013	3/29/2013	$94.80	$84.29	$94.26
4/1/2013	6/28/2013	$99.51	$89.58	$97.16
7/1/2013	9/30/2013	$107.10	$97.16	$106.62
10/1/2013	12/31/2013	$115.31	$103.67	$115.31
1/2/20014	3/31/2014	$119.83	$108.64	$116.34
4/1/2014	6/30/2014	$118.81	$108.88	$118.81
7/1/2014	9/30/2014	$120.02	$109.35	$109.35
10/1/2014	12/31/2014	$121.08	$104.30	$119.67
1/2/2015	3/31/2015	$126.03	$114.69	$124.35
4/1/2015	6/30/2015	$129.01	$120.85	$124.86
7/1/2015	9/30/2015	$126.31	$107.53	$109.20
10/1/2015	12/15/2015*	$119.85	$109.01	$112.71

* The information set forth above for the fourth calendar quarter of 2015 includes data for the period from October 1, 2015 through December 15, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.

The Financial Select Sector SPDR® Fund

The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financials Select Sector Index. The Financials Select Sector Index is designed to measure the performance of the financial services sector of the U.S. equity market. As of December 15, 2015, the Financials Select Sector Index consisted of the 89 constituent companies.

For more information about the Financial Select Sector SPDR® Fund, see "The Financial Select Sector SPDR® Fund" beginning on page S-10 of the accompanying ETF Underlying Supplement.

Historical Information

Information as of market close on December 15, 2015:

Bloomberg Ticker Symbol:	XLF	**52 Week High (on 7/22/2015):**	$25.58
Current Share Price:	$24.05	**52 Week Low (on 9/28/2015):**	$22.28
52 Weeks Ago:	$24.14		

The following graph sets forth the historical performance of the XLF based on the daily historical official closing prices from January 2, 2008 through December 15, 2015. The official closing price for the XLF on December 15, 2015 was $24.05. We obtained the official closing prices below from the Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The historical prices of the XLF should not be taken as an indication of future performance, and no assurance can be given as to the price of the XLF on the valuation date.



Historical Performance of the Financial Select Sector SPDR® Fund – Daily Official Closing Prices
January 2, 2008 to December 15, 2015


35
30
25
20
15
10
5
0
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15



The following table sets forth the quarterly high, low, and closing prices of the XLF for each calendar quarter since the first quarter of 2008. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of the XLF should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$29.50	$23.40	$24.85
4/1/2008	6/30/2008	$27.67	$20.20	$20.20
7/1/2008	9/30/2008	$22.64	$17.18	$19.96
10/1/2008	12/31/2008	$20.58	$9.39	$12.62
1/2/2009	3/31/2009	$12.69	$6.20	$8.81
4/1/2009	6/30/2009	$13.02	$8.81	$11.97
7/1/2009	9/30/2009	$15.34	$11.10	$14.94
10/1/2009	12/31/2009	$15.71	$14.02	$14.39
1/4/2010	3/31/2010	$16.02	$13.66	$15.97
4/1/2010	6/30/2010	$17.05	$13.81	$13.81
7/1/2010	9/30/2010	$15.08	$13.44	$14.35
10/1/2010	12/31/2010	$16.01	$14.34	$15.95
1/3/2011	3/31/2011	$17.20	$15.91	$16.41
4/1/2011	6/30/2011	$16.70	$14.71	$15.33
7/1/2011	9/30/2011	$15.65	$11.53	$11.83
10/3/2011	12/30/2011	$14.05	$11.28	$13.00
1/3/2012	3/30/2012	$15.97	$13.00	$15.78
4/2/2012	6/29/2012	$15.91	$13.37	$14.62
7/2/2012	9/28/2012	$16.28	$14.22	$15.60
10/1/2012	12/31/2012	$16.69	$15.16	$16.40
1/2/2013	3/29/2013	$18.47	$16.40	$18.19
4/1/2013	6/28/2013	$20.17	$17.83	$19.49
7/1/2013	9/30/2013	$20.87	$19.41	$19.92
10/1/2013	12/31/2013	$21.86	$19.57	$21.86
1/2/20014	3/31/2014	$22.48	$20.53	$22.34
4/1/2014	6/30/2014	$22.90	$21.28	$22.74
7/1/2014	9/30/2014	$23.81	$22.16	$23.17
10/1/2014	12/31/2014	$25.04	$22.04	$24.73
1/2/2015	3/31/2015	$24.73	$23.01	$24.11
4/1/2015	6/30/2015	$25.27	$24.09	$24.38
7/1/2015	9/30/2015	$25.58	$22.28	$22.66
10/1/2015	12/15/2015*	$24.83	$22.66	$24.05

* The information set forth above for the fourth calendar quarter of 2015 includes data for the period from October 1, 2015 through December 15, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2015.



Additional Information About the Buffered PLUS

Please read this information in conjunction with the other terms set forth in this document.

Additional Provisions	
Closing value:	On any scheduled trading day, the closing value of the basket will be calculated as follows: 100 × [1 + (sum of the basket component return multiplied by the respective component weighting for each basket component)] The basket component return for each basket component = (its final component price – its initial component price) / its initial component price
Official closing price:	With respect to each basket component, the official closing price on any scheduled trading day will be determined by the calculation agent based upon the closing price of such basket component, displayed on the relevant Bloomberg Professional® service page (with respect to the IWM, "IWM UP <EQUITY>" and with respect to the XLF, "XLF UP <EQUITY>", or any successor pages on the Bloomberg Professional® service or any successor service, as applicable, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the ETF Underlying Supplement.
CUSIP:	40434K271
ISIN:	US40434K2713
Minimum ticketing size:	$1,000 / 100 Buffered PLUS
Denominations:	$10 per Buffered PLUS and integral multiples thereof
Interest:	None
Tax considerations:	There is no direct legal authority as to the proper tax treatment of each Buffered PLUS, and therefore significant aspects of the tax treatment of each Buffered PLUS are uncertain as to both the timing and character of any inclusion in income in respect of each Buffered PLUS. Under one approach, each Buffered PLUS could be treated as a pre-paid executory contract with respect to the basket components. We intend to treat each Buffered PLUS consistent with this approach. Pursuant to the terms of each Buffered PLUS, you agree to treat each Buffered PLUS under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat each Buffered PLUS as a pre-paid executory contract with respect to the basket components. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to each Buffered PLUS prior to maturity or an earlier sale or exchange, and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Buffered PLUS for more than one year at such time for U.S. federal income tax purposes. Despite the foregoing, U.S. holders (as defined in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the IWM and XLF (the "underlying shares"). Under the "constructive ownership" rules, if an investment in the Buffered PLUS is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Buffered PLUS will be recharacterized as ordinary income to the

extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Buffered PLUS (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Buffered PLUS). Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the Buffered PLUS will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the Buffered PLUS will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the Buffered PLUS will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of the Buffered PLUS and attributable to the relevant underlying shares over (ii) the “net underlying long-term capital gain” such U.S. holder would have had if such U.S. holder had acquired a number of the relevant underlying shares at fair market value on the original issue date of the Buffered PLUS for an amount equal to the “issue price” of the Buffered PLUS allocable to the relevant underlying shares and, upon the date of sale, exchange or maturity of the Buffered PLUS, sold such underlying shares at fair market value (which would reflect the percentage increase in the value of the relevant underlying shares over the term of the Buffered PLUS). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the Buffered PLUS after one year could be treated as “Excess Gain” from a “constructive ownership transaction,” which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the “constructive ownership” rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the basket components, as the case may be, would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the basket components, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the basket components, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the basket components, as the case may be, is or becomes a PFIC or a USRPHC.

In Notice 2008-2, the Internal Revenue Service (“IRS”) and the Treasury Department requested comments as to whether the purchaser of certain securities (which may include the Buffered PLUS) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Buffered PLUS is required to accrue income in respect of the Buffered PLUS prior to the receipt of payments under the Buffered PLUS or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Buffered PLUS as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of the Buffered PLUS could be subject to U.S. withholding tax in respect of a Buffered PLUS. It is unclear whether any regulations or other guidance would apply to the Buffered PLUS (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and



	the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Buffered PLUS. Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Buffered PLUS is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisors regarding the U.S. federal estate tax consequences of investing in the Buffered PLUS. Recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to a Buffered PLUS issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale or redemption of the Buffered PLUS will only apply to payments made after December 31, 2018. For a further discussion of U.S. federal income tax consequences related to each Buffered PLUS, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Calculation agent:	HSBC USA Inc. or one of its affiliates.
Events of default and acceleration:	If the Buffered PLUS have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Buffered PLUS, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the valuation date for purposes of determining the final value. If a market disruption event exists with respect to one or both of the basket components on that scheduled trading day, then the accelerated valuation date will be postponed as to the applicable basket component(s) for up to five scheduled trading days (in the same manner used for postponing the originally scheduled valuation date). The accelerated maturity date will also be postponed by an equal number of business days. If the Buffered PLUS have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Buffered PLUS. For more information, see "Description of Debt Securities—Senior Debt Securities — Events of Default" in the accompanying prospectus.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Buffered PLUS from HSBC for distribution to Morgan Stanley Wealth Management. HSBC Securities (USA) Inc. will act as agent for the Buffered PLUS and will receive a fee of $0.30 per $10 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of $0.25 for each Buffered PLUS they sell. Of the amount per $10 stated principal amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of $0.05 for each Buffered PLUS. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Buffered PLUS, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.



Where you can find more information:

This free writing prospectus relates to an offering of Buffered PLUS linked to the basket. The purchaser of the Buffered PLUS will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Buffered PLUS relates to the basket components, you should not construe that fact as a recommendation as to the merits of acquiring an investment in any basket component or as to the suitability of an investment in the Buffered PLUS.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and ETF Underlying Supplement dated March 5, 2015. If the terms of the Buffered PLUS offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" herein, on page S-1 of the accompanying ETF Underlying Supplement and page S-1 of the accompanying prospectus supplement, as the Buffered PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Buffered PLUS. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

You may access these documents on the SEC web site at www.sec.gov as follows:

The ETF Underlying Supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

The prospectus supplement at:
http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

The prospectus at:
http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

This document provides a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the accompanying ETF Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks above.